December 1 2022

Sonny Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, PEA 1404

Dear Mr. Oh:

On September 23, 2022, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Altegris Crabel Multi-Strategy Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Brady Little. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please confirm the Cayman Subsidiary has a designate agent per service of process in the USA on the facing page.

Response: The Registrant so confirms.

Comment 2. Please add fund ticker symbol to the Prospectus and SAI facing pages.

Response: The Fund ticker symbols have been added.

Comment 3. Please bold “such as brokerage commissions and other fees to financial intermediates, which are not reflected in the tables and examples below” in the opening paragraph of the fees and expenses of the Fund.

Response: The requested change has been made

Comment 4. Please revise opening paragraph of the fees and expenses of the fund as it relates to Appendix A (IMGU2016-06).

Response: The requested disclosure has been made.

Comment 5. Please add Appendix A to the Table of Contents.

Response: The requested change has been made.

Comment 6. Please add page numbers to the Table of Contents.

Response: The requested change has been made.

Comment 7. Please fill in all [] in the Fee Table and include a completed table in the response letter.

Response: Please see attached prospectus with completed Fee Table.

Comment 8. Please make sure all wholly owned Subsidiary fees are included in the fee table.

Response: The Registrant so confirms.

Comment 9. Please confirm that there will be no line item for Acquired Fund Fees and Expenses.

Response: The Registrant so confirms.

Comment 10. In Footnote 2 (of the fees and expense table), please confirm expense limitation will be for one year.

Response: The Registrant so confirms.

Comment 11. Please add footnote to the fee table noting the 1% deferred sales charge is for purchasing over $1,000,00.

Response: The requested change has been made.

Comment 12. In the Example, please revise to include sample language to reflect the waiver.

Response: The following disclosure has been added:

The Example assumes the impact of the fee waiver solely for the period of the expense reimbursement agreement shown above.

Comment 13. Please add sentence to Portfolio Turnover stating the fund has only recently commenced operation and therefore has no portfolio turnover.

Response: The requested change has been made.

Comment 14. Please revise the Principal Investment Strategies in plain English.

Response: The section describing the Fund’s principal investment strategies has been streamlined and clarified. Please see the attached marked prospectus for all revisions to the Principal Investment Strategies disclosure

Comment 15. Principal Investment Strategies (opening sentence), Please correlate with strategies, for example long as reflected in the tactical future strategies.

Response: The first sentence has been shortened to remove references to long and short, with the description of each strategy that follows specifying whether it is long-short or long-only.

Comment 16. Tactical Futures Strategy (first bullet) please revise to better explain what it is and in plain English.

Response: Description of strategy has been simplified for ease of understanding.

Comment 17. Advanced Trend, please provide better explanation how an advanced strategy leads to better alpha. (possibly expand in Item 9)

Response: The statement referring to better alpha has been removed.

Comment 18. Please revise in plain the English the sentence “Advanced Trend employs multiple price-based strategies engineered to identify and profit from continuations in price movement across global markets” and explain what the sentence means.

Response: The sentence identified by the staff has been removed.

Comment 19. Please explain how from multiple price strategies you obtain profits from continuation (possibly expand in Item 9).

Response: The statement identified by the staff has been removed.

Comment 20. Please disclose the target split between sub-strategies (i.e., 50/50, 75/25, etc.)

Response: A third bullet has been added to the strategy description providing the requested detail.

Comment 21. Under tile Contra (second bullet) please revise to better explain what it is and in plain English.

Response: The description of sub-strategy has been simplified for ease of understanding.

Comment 22. In the second paragraph, it is not clear if it applies to Contra and Advanced Trend. Please clarify.

Response: An additional explanation has been added for clarification.

Comment 23. Please confirm if the 200 global contracts markets represent all the markets or a portion (i.e., 200 of 500).

Response: This represents only a portion of available exchange-traded futures and other derivatives contract markets, as for example, there are over a 1,000 different contracts listed just on the CME, Eurex and Euronext market exchanges, with many more traded across multiple other contract market exchanges globally.

Comment 24. Please explain how fund complies with Section 12(d) of the Investment Company Act of 1940.

Response: The Fund intends to rely on Section 12(d)(1)(F) as necessary and may rely on Rule 12d1-4 for compliance with Section 12.

Comment 25. Under Equity Strategy, it is too general to state “widely recognized index.” Please be more specific.

Response: The content has been revised accordingly to reference the MSCI Emerging Markets Index.

Comment 26. Please revise all disclosures to conform with rule 18f-4.

Response: Relevant disclosures to the prospectus and SAI have been revised to reflect the effectiveness of Rule 18f-4.

Comment 27. Under Multi-Strategy Allocations, please break out the allocations among the sub-strategies including the Subsidiary.

Response: First part of this comment has been addressed by addition of content in third bullet point in first paragraph under Tactical Futures Strategy description. As for the Subsidiary, it is not a sub-strategy, and as disclosed elsewhere, only certain investments (commodities contracts) will be held there in order for the Fund to comply with Tax regulations and qualify for RIC tax treatment, and only up to 25% of assets (per the Tax Code – not relevant to strategy allocations).

Comment 28. Please see ADI 2019-08 – Please list Principal Risks in order of importance with respect to the Fund’s principal investment strategies.

Response: The Registrant respectfully declines to reorder the principal investment risks of the Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

Comment 29. Please confirm all risks are principal risks of the fund.

Response: The Registrant so confirms.

Comment 30. Please delete Portfolio Turnover Risk.

Response: The adviser believes it to be a relevant principal risk.

Comment 31. Under Who Should Invest in the Fund?, please confirm accurate disclosure. (example, the fund doesn’t invest in a managed future strategy).

Response: The relevant section has been deleted.

Comment 32. Under Performance, please provide the benchmark to be used.

Response: The Registrant respectfully declines as such disclosure is not required at this time.

Comment 33. Please provide a disclosure explaining how the duties are split between the Adviser Portfolio Manager and Sub-Adviser Portfolio Manager.

Response: This comment has been addressed by addition of paragraph on page 12.

Comment 34. Please add taxation risk under Item 4.

Response: The requested revision has been made.

Comment 35. Principal Investment Strategies does not expand on what was covered in the summary. Please see June 14 guidance referring to mutual fund enhanced disclosure.

Response: Please see revise disclosure under Item 9.

Comment 36. Under Ongoing Investment Manager, please reflect how the day-to-day responsibilities are split between the adviser and sub-adviser.

Response: This comment has been addressed by addition of paragraph on page 12.

Comment 37. Prior Performance of Tactical Futures and Component Strategies title need to be revised. Consider using Prior Performance of Similar Accounts.

Response: The requested revision has been made.

Comment 38. What is the basis for providing the performance being shown?

Response: The Adviser believes that showing such related prior performance with the appropriate disclosures provides an investor with meaningful information regarding the Fund’s strategy.

Comment 39. Please clearly disclose that the performance includes all accounts that are sub-advised similar to the fund.

Response: The requested revision has been made.

Comment 40. Please adjust for Class A instead of Class I as it relates to the adjusted basis to reflect performance.

Response: The performance has been adjusted for estimated fees and expenses of Class A.

Comment 41. Please confirm adjusted fees and expenses doesn’t provide performance that is higher than the performance that would have been received un the actual fees and expenses.

Response: The performance is adjusted to reflect the highest fee/expense share class for the Fund, and therefore reflects the lowest performance on an adjusted basis.

Comment 42. Please provide basis for showing components of the strategy.

Response: The Tactical Futures strategy to be executed by Crabel as sub-adviser to the Fund is substantially similar to the Tactical Response strategy managed by Crabel for other client accounts. The Tactical Response strategy (and the Tactical Futures strategy to be traded for the Fund), combine two component sub-strategies also to be managed by Crabel in a substantially similar manner – Advanced Trend and Contra – and therefore the performance of the strategy, and the performance of its two components, as previously managed by Crabel, are relevant to the strategies Crabel will manage for the Fund.

Comment 43. Please make all performance information recent (currently as of August 2022).

Response: Performance information has been provided through October 31, 2022.

Comment 44. Please add 5-year performance where applicable.

Response: The requested change has ben made.

Comment 45. Please confirm the Fund has all necessary records to support the performance calculation as required by 204-2 a16 under the Adviser Act.

Response: The Registrant confirms that it has access to the records maintained by the Adviser/Subadviser regarding such prior performance.

Comment 46. Please confirm performance of Crabel Tactical Response Strategy.

Response: The Registrant so confirms.

Comment 47. Please add Brexit and LIBOR risk or supplement why there is no disclosure is required.

Response: The following disclosures have been added to the Fund’s SAI:

In June of 2016, the United Kingdom (the “UK”) approved a referendum to leave the European Union (the “EU”), commonly referred to as “Brexit,” which sparked depreciation in the value of the British pound and heightened risk of continued worldwide economic volatility. The UK withdrew from the EU on January 31, 2020.  It is possible that measures could be taken to revote the issue of the withdrawal, or that regions of the UK could seek to separate and remain a part of the EU. As a result of the withdrawal, a Fund may be exposed to volatile trading markets and significant and unpredictable currency fluctuations over a short period of time, and potentially lower economic growth in the UK, Europe and globally. Securities issued by companies domiciled in the UK could be subject to changing regulatory and tax regimes. Banking and financial services companies that operate in the UK or EU could be disproportionately impacted by these actions.  Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact a Fund’s investments in securities issued by companies located in EU countries. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching. The considerations noted above generally are intensified for investments in developing countries. Developing countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities.

LIBOR Risk. Changes in the level of LIBOR will affect the amount of interest payable on the LIBOR-based floating rate debt instruments, and it is impossible to predict whether LIBOR will rise or fall. A decline in the level of LIBOR would likely result in a reduction of interest collections on such debt instruments, which would have an adverse effect on the return of the Fund. Some floating rate debt instruments held by the Fund may have LIBOR floors (or minimum interest rate to which the spread or margin is added, to calculate the debt instrument’s overall interest rate), but there is no guarantee that any such LIBOR floor will fully mitigate the risk of falling LIBOR.

The UK Financial Conduct Authority (the “FCA”) and LIBOR’s administrator, ICE Benchmark Administration (the “IBA”), have ceased publishing  most LIBOR settings and announced that a majority of U.S. dollar LIBOR settings will no longer be published after June 30, 2023.    Not all LIBOR-based instruments have an alternative to LIBOR and there is significant uncertainty regarding the effectiveness of alternative methodologies and the potential for market instability.  These matters may result in a sudden or prolonged increase or decrease in reported benchmark rates, benchmark rates being more volatile than they have been in the past, and/or fewer debt instruments utilizing given benchmark rates as a component of interest payments. Additionally, in connection with the adoption of another benchmark as a replacement for LIBOR in a debt instrument’s documentation, the interest rate (or method for calculating the interest rate) applicable to that debt instrument may be modified to account for differences between LIBOR and the applicable replacement benchmark used to calculate the rate of interest payable in respect of that instrument, which modification may be based on industry-accepted spread adjustments or recommendations from various governmental and non-governmental bodies. The Fund cannot reasonably estimate the impact of the anticipated transition away from LIBOR at this time.  If the LIBOR replacement rate is lower than market expectations, there could be an adverse impact on the value of debt instruments with floating or fixed-to-floating rate coupons and, in turn, a material adverse impact on the value of the Fund.

The transition away from LIBOR may affect the cost of capital, may require amending or restructuring debt instruments and related hedging arrangements for the Fund and its portfolio companies, and may impact the liquidity and/or value of floating rate instruments based on LIBOR that are held or may be held by the Fund in the future, which may result in additional costs or adversely affect the Fund’s liquidity, results of operations, and financial condition. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses for the Funds. Since the usefulness of LIBOR as a benchmark could also deteriorate during the transition period, effects could occur at any time.

Comment 48. Please confirm all risks in summary are included in the statutory risk section.

Response: The Registrant so confirms.

Comment 49. Please delete Risk of Options and incorporate into Options Risk.

Response: The requested revision has been made.

Comment 50. Please revise Wholly Owned Subsidiary Risk since the fund already has a Subsidiary.

Response: The disclosure has been revised to reflect that the Fund has and will use a Subsidiary.

Comment 51. Please disclose that the Fund does not intend to create or acquire primary control of any entities that engage in investment activities in securities or other assets other than other assets wholly owned by the fund.

Response: The requested revision has been added

Comment 52. Please disclose that any investment adviser to the Subsidiary complies with provision of the Investment Company Act (section 15) relating to the Investment Advisory contract as if it were an Investment Adviser to the Fund under of the 1940 act and that any Investment Advisory agreement between the Subsidiary and its Investment Adviser as a material contract that should be included as an exhibit to the Registration Statement.

Response: The requested revision has been made.

Comment 53. Please disclose that each Subsidiary complies with previsions relating to affiliated transactions and custody (Section 17).

Response: The requested revisions has been made.

Comment 54. Please disclose that the fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

Response: The requested revisions has been made.

Comment 55. Please disclose that the governing capital structure and leverage on aggregate basis with the Subsidiary so the fund treat debit as its own under section 18.

Response: The requested revisions has been made.

Comment 56. Under Sales Charge Waivers please cross reference Appendix A.

Response: The requested revisions has been made.

Comment 57. Please remove Merrill Lynch information under Sales Charge Waivers and place in Appendix A.

Response: The Registrant respectfully declines to revise the existing disclosure.

Comment 58. Please remove references to B and C Shares in Appendix A.

Response: The Registrant respectfully declines to revise the existing disclosure.

Comment 59. Please provide specific on distributors or say none at this time. (IMGU 2016-06)

Response: The Registrant respectfully declines to revise the existing disclosure.

Comment 60. Please delete second and third paragraph under Raymond James & Associates, Inc……in Appendix A.

Response: The Registrant respectfully declines to revise the existing disclosure.

Comment 61. Please delete Effective March 1, 2019 in 4th paragraph under tile Raymond James & Associates, Inc…… in Appendix A

Response: The Registrant respectfully declines to revise the existing disclosure.

Comment 62. Please confirm Raymond James doesn’t have a Letter of Intent.

Response: The Registrant so confirms.

Comment 63. Please confirm all intermediate waivers have been provided.

Response: The Registrant so confirms.

SAI/Part C

Comment 64. Please update disclosure regarding LIBOR.

Response: Please see response to Comment 47.

Comment 65. Under Investment Restrictions please include underwriting restriction under 8b-1d.

Response: The requested revision has been added.

Comment 66. Please add illiquid investment to sentence “A Subsidiary, if utilized, will also follow the Fund’s fundamental and non-fundamental investment restrictions, described above, with respect to its investments.”

Response: The requested revision has been added.

Comment 67. Please disclose the impact the control person has on voting.

Response: The requested revision has been added.

Comment 68. Please provide sub-advisory fee as an actual figure or percentage.

Response: Such disclosure is not deserved as a result of the Adviser’s manager of managers exemptive order.

Comment 69. Please confirm all agreements have been filed and linked correctly in the Part C.

Response: The Registrant so confirms.

Comment 70. Please reorganize Item 32 under Part C.

Response: The Fund’s administrator has revised Part C accordingly.

Comment 71. Please confirm that the Subsidiary will agree to inspection from the Staff of the Subsidiary’s books and records and will be maintained in accordance with Section 31 of the 1940 Act and the rule thereunder.

Response: The Registrant so confirms.

Comment 72. Please provide letter responding to comments. Staff notes that Registrant is responsible for accuracy of registration statement.

Response: The Registrant will provide written responses.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser